UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 24, 2021: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2020.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-237128) filed with the Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: February 25, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

             Exhibit 1

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2020

Maroussi, Athens, Greece – February 24, 2021 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three-month period and full year ended December 31, 2020.

Full Year 2020 Highlights:

•

Total net revenues of $53.3 million. Net income of $4.0 million; net income attributable to common shareholders (after a $0.7 million dividend on Series B Preferred Shares) of $3.3 million or $0.58 earnings per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the year was $0.1 million or $0.021 per share basic and diluted.

•

 Adjusted EBITDA1 was $11.8 million.

•

An average of 17.23 vessels were owned and operated during the twelve months of 2020 earning an average time charter equivalent rate of $9,445 per day.

Fourth Quarter 2020 Highlights:

•

Total net revenues of $12.0 million. Net income of $0.6 million; net income attributable to common shareholders (after a $0.2 million dividend on Series B Preferred Shares) of $0.4 million or $0.07 earnings per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $1.0 million or $0.161 per share basic and diluted.

•

Adjusted EBITDA1 was $2.1 million.

•

An average of 14.43 vessels were owned and operated during the fourth quarter of 2020 earning an average time charter equivalent rate of $10,497 per day.

•

The Company declared a dividend of $0.2 million on its Series B Preferred Shares as required. The dividend will be paid in cash.

Recent developments

•

On January 29, 2021, we redeemed 2,000 of our Series B Convertible Perpetual Preferred Shares (“Preferred Shares”) outstanding (par value $1,000 per share) and paid $2,000,000 to our Preferred Shares shareholders. In connection with the redemption, the Company agreed with its Preferred Shares shareholders to set the dividend rate of its Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate will increase to 14%, and will be payable only in cash; the dividend rate was set to increase to 14% per annum on January 29, 2021.

•

In January and February 2021, we sold 82,901 shares of common stock under our at-the-market offering for approximately $0.74 million of net proceeds.

1Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“During the fourth quarter of 2020 and early 2021, containership time charter rates have increased significantly despite further concerns about the coronavirus pandemic, exceeding median levels and reaching twelve-year highs for certain sizes. The quarter also registered an increase of more than 40% in secondhand sale prices for the 1,700 to 4,500 teu containership size range, for both younger and older fleets.

“Our fleet benefitted from the market increase as four of our vessels renewed their charters at rates more than double their previous levels and are set to make significant contributions to our earnings. We remain very optimistic for the medium term prospects of the market due to the relatively low orderbook, the expected rebound of the containerized trade, especially, if the COVID-19 pandemic comes under control and the expanding regulatory and environmental requirements that effectively increase the need for more vessel capacity. If, as result of the above trends, the charter rates remain near their current levels for the next four to five months, we should be able to renew the charters of almost all of our vessels at similarly higher rates than they currently earn further contributing to our profitability.

“Given the increasing interest in the sector from both public and private capital markets, our overall strategy remains focused on exploiting our position as the only publicly-listed feeder and small containership-focused company to continue growing pursuing accretive opportunities via mergers or combinations with privately owned vessels or fleets.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The operating results of the fourth quarter of 2020 reflect the increased levels of charter rates in the containership markets as compared to the same period of 2019, with net income amounting to $0.6 million for the fourth quarter in 2020 compared to a net loss of $0.8 million for the fourth quarter of 2019. On average, during the fourth quarter of 2020, our vessels earned approximately 15.5% higher time charter equivalent rates compared to the fourth quarter of 2019.”

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, were higher by 15.9% during the fourth quarter of 2020 compared to the same quarter of last year. The increased operating expenses for the fourth quarter of 2020 are mainly due to increased crewing costs for our vessels compared to the same period of 2019, resulting from difficulties in crew rotation due to COVID-19 related restrictions. Adjusted EBITDA during the fourth quarter of 2020 was $2.1 million compared to the $1.2 million achieved in fourth quarter of last year, and it reached $11.8 million versus $5.3 million for the respective twelve-month periods of 2020 and 2019.”

“As of December 31, 2020, our outstanding bank debt (excluding the unamortized loan fees) was $67.3 million, versus restricted and unrestricted cash of approximately $6.3 million.”

Fourth Quarter 2020 Results:

For the fourth quarter of 2020, the Company reported total net revenues of $12.0 million representing a 9.6% decrease over total net revenues of $13.3 million during the fourth quarter of 2019, which was the result of the decreased average number of vessels operating in the fourth quarter of 2020, partly offset by the higher time charter rates our vessels earned in the fourth quarter of 2020 compared to the corresponding period of 2019. The Company reported net income for the period of $0.6 million and net income attributable to common shareholders of $0.4 million, as compared to a net loss of $0.8 million and a net loss attributable to common shareholders of $0.9 million for the fourth quarter of 2019. Drydocking expenses amounted to $0.1 million during the fourth quarter of 2020 comprising the cost of one vessel completing her intermediate survey in-water. For the same period of 2019 drydocking expenses amounted to $1.5 million comprising the cost of one vessel completing her special survey with drydock and two vessels completing their intermediate surveys in-water. Depreciation expense for the fourth quarter of 2020 increased to $1.6 million from $1.5 million in the fourth quarter of 2019. Although the average number of vessels operating in the fourth quarter of 2020 decreased to 14.43 as compared to 16.84 for the same period of 2019, the new vessels acquired at the end of 2019, have a higher average daily depreciation charge as a result of their higher initial values (acquisition price) compared to the remaining vessels.

On average, 14.43 vessels were owned and operated during the fourth quarter of 2020 earning an average time charter equivalent rate of $10,497 per day compared to 16.84 vessels in the same period of 2019 earning on average $9,086 per day.

Adjusted EBITDA1 for the fourth quarter of 2020 was $2.1 million compared to $1.2 million for the corresponding period in 2019.

Basic and diluted earnings per share attributable to common shareholders for the fourth quarter of 2020 was $0.07 calculated on 6,149,300 basic and diluted weighted average number of shares outstanding, compared to a basic and diluted loss per share of $0.18 for the fourth quarter of 2019, calculated on 5,036,122 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the quarter of the unrealized gain on derivatives, the amortization of below market time charters acquired and the gain on sale of a vessel, the adjusted loss attributable to common shareholders for the quarter ended December 31, 2020 would have been $0.16 per share basic and diluted compared to an adjusted loss of $0.32 per share basic and diluted for the quarter ended December 31, 2019. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2020 Results:

For the full year of 2020, the Company reported total net revenues of $53.3 million representing a 33.2% increase over total net revenues of $40.0 million during the twelve months of 2019. The Company reported net income for the year of $4.0 million and net income attributable to common shareholders of $3.3 million, as compared to a net loss of $1.7 million and a net loss attributable to common shareholders of $3.5 million for the twelve months of 2019. The results for the twelve months of 2020 include $1.7 million of amortization of below market charters acquired, a $0.6 million unrealized loss on derivatives, a $2.5 million net gain on sale of vessels and a $0.1 million loss on write-down of vessel held for sale. The results for the twelve months of 2019 include a $0.9 million of amortization of below market charters acquired and $0.04 million of unrealized gain on derivatives. Our results have also benefitted from other income of $2.7 million related to insurance proceeds from an “unrepaired damage” claim agreed with the H&M underwriters for our vessel EM Oinousses, which was eventually sold in July 2020. Depreciation expense for the twelve months of 2020 was $6.6 million compared to $4.2 million during the same period of 2019, due to the increased number of vessels in the Company’s fleet.

Vessel operating expenses for the twelve months of 2020 amounted to $32.2 million as compared to $24.0 million for the same period of 2019. The increased amount is due to the higher number of vessels owned and operated in the twelve months of 2020 compared to the same period of 2019. Additionally, some of our vessels incurred increased crewing costs in 2020 compared to 2019, resulting from difficulties in crew rotation due to COVID-19 related restrictions. Related party management fees for the twelve months of 2020 were $5.3 million compared to $3.7 million for the same period of 2019. The increase is due to the higher average number of vessels operated by the Company in the twelve months of 2020 as compared to the same period of 2019 as well as due to termination fees paid for the vessels sold in accordance with the management agreement.

Drydocking expenses amounted to $0.5 million for the twelve months of 2020 (one vessel passed her intermediate survey in-water and three vessels passed their special survey in-water), compared to $2.7 million for the same period of 2019 (one of our vessels completed her special survey with drydock, another four vessels completed their intermediate surveys in-water and a vessel completed her special survey with drydock that started in 2018).

On average, 17.23 vessels were owned and operated during the twelve months of 2020 earning an average time charter equivalent rate of $9,445 per day compared to 13.10 vessels in the same period of 2019 earning on average $8,782 per day.

Interest and other financing costs for the twelve months of 2020 amounted to $4.1 million compared to $3.4 million for the same period of 2019. This increase is due to the increased amount of debt in the current period compared to the same period of 2019.

Adjusted EBITDA1 for the twelve months of 2020 was $11.8 million compared to $5.3 million during the twelve months of 2019.

Basic and diluted earnings per share attributable to common shareholders for the twelve months of 2020 was $0.58, calculated on 5,753,917 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $1.21 for the twelve months of 2019, calculated on 2,861,928 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the twelve months of 2020 of the unrealized loss on derivatives, the amortization of the below market time charters acquired, the net gain on sale of vessels and the loss on write down of vessel held for sale, the adjusted loss attributable to common shareholders for the year ended December 31, 2020 would have been $0.02 per share compared to adjusted loss of $1.52 per share basic and diluted for 2019, which was also adjusted by excluding unrealized gain on derivatives and amortization of the below market time charters acquired. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE (*)	Intermediate	71,366	5,610	2001	TC until Oct-21 plus 10-12 months option	$17,250; option $20,000
SYNERGY BUSAN (+)	Intermediate	50,726	4,253	2009	TC until Aug-21	$12,000
SYNERGY ANTWERP (*)	Intermediate	50,726	4,253	2008	TC until Sep-23	$18,000
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until Jun-21	CONTEX(**) 4,250 less 10%
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Jun-22 plus 8- 12 months option	$10,000 until Jun-21; $11,750 until Jun-22; option $14,500
EM KEA (+)	Feeder	42,165	3,100	2007	TC until Jun-21	$8,100
EM ASTORIA (*)	Feeder	35,600	2,788	2004	TC until Dec-21	$18,650
EVRIDIKI G (*)	Feeder	34,677	2,556	2001	TC until Dec-21	$15,500
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
DIAMANTIS P (*)	Feeder	30,360	2,008	1998	TC until Aug-21	$6,500
EM SPETSES (+)	Feeder	23,224	1,740	2007	TC until Jul-21	$8,100
EM HYDRA (+)	Feeder	23,351	1,740	2005	TC until May-21	$7,200
JOANNA (+)	Feeder	22,301	1,732	1999	TC until Apr-21	$8,050
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Mar-22	$11,500
Total Container Carriers	14	539,487	42,281

Notes:

(*) TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU, all with a charter period of two years.

Summary Fleet Data:

	Three Months, Ended December 31, 2019	Three Months, Ended December 31, 2020	Twelve Months, Ended December 31, 2019	Twelve Months, Ended December 31, 2020
FLEET DATA
Average number of vessels (1)	16.84	14.43	13.10	17.23
Calendar days for fleet (2)	1,549.0	1,328.0	4,782.0	6,306.0
Scheduled off-hire days incl. laid-up (3)	59.5	73.1	102.3	283.4
Available days for fleet (4) = (2) - (3)	1,489.5	1,254.9	4,679.7	6,022.6
Commercial off-hire days (5)	-	18.5	38.4	150.6
Operational off-hire days (6)	3.8	46.6	5.1	118.1
Voyage days for fleet (7) = (4) - (5) - (6)	1,485.7	1,189.8	4,636.2	5,753.9
Fleet utilization (8) = (7) / (4)	99.7%	94.8%	99.1%	95.5%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	98.5%	99.2%	97.5%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.7%	96.3%	99.9%	98.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	9,086	10,497	8,782	9,445
Vessel operating expenses excl. drydocking expenses (12)	5,839	6,586	5,783	5,949
General and administrative expenses (13)	343	578	511	482
Total vessel operating expenses (14)	6,182	7,164	6,294	6,431
Drydocking expenses (15)	990	75	568	85

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or with vessels that were committed for sale or suffered unrepaired damages

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method, divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, Thursday, February 25, 2021 at 9:00 a.m. Eastern Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until March 3, 2021, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In) and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slide presentation on the Fourth Quarter 2020 results will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the Company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2019	2020	2019	2020

Revenues
Time charter revenue	13,816,475	12,532,549	41,769,278	55,681,124
Commissions	(510,871)	(499,174)	(1,745,599)	(2,378,007)
Net revenues	13,305,604	12,033,375	40,023,679	53,303,117

Operating expenses
Voyage expenses	317,456	43,467	1,055,408	1,334,259
Vessel operating expenses	7,868,953	7,501,283	23,983,282	32,219,689
Drydocking expenses	1,533,048	99,093	2,714,662	536,199
Vessel depreciation	1,491,336	1,604,139	4,178,886	6,605,976
Related party management fees	1,175,265	1,244,394	3,671,335	5,293,199
Net gain on sale of vessels	-	(1,148,720)	-	(2,453,736)
General and administrative expenses	530,731	767,229	2,444,495	3,041,435
Other operating income	-	-	-	(2,687,205)
Loss on write down of vessel held for sale	-		-	121,165
Total operating expenses	12,916,789	10,110,885	38,048,068	44,010,981

Operating income	388,815	1,922,490	1,975,611	9,292,136

Other income/(expenses)
Interest and other financing costs	(1,152,788)	(805,076)	(3,424,969)	(4,125,150)
Loss on debt extinguishment	-	(491,571)	(328,291)	(491,571)
Loss on derivatives, net	-	(23,357)	(2,885)	(587,988)
Foreign exchange (loss) / gain	(5,851)	(20,469)	2,024	(63,007)
Interest income	4,698	820	95,839	17,011
Other expenses, net	(1,153,941)	(1,339,653)	(3,658,282)	(5,250,705)
Net (loss) / income	(765,126)	582,837	(1,682,671)	4,041,431
Dividend Series B Preferred shares	(161,315)	(168,676)	(1,271,782)	(693,297)
Preferred deemed dividend	-	-	(504,577)	-
Net (loss) / income attributable to common shareholders	(926,441)	414,161	(3,459,030)	3,348,134
Weighted average number of shares outstanding, basic and diluted	5,036,122	6,149,300	2,861,928	5,753,917
(Loss) / earnings per share attributable to common shareholders - basic and diluted	(0.18)	0.07	(1.21)	0.58

Euroseas Ltd.,

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

December 31, 2019		December 31, 2020

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	985,418	3,559,399
Trade accounts receivable, net	715,097	2,013,023
Other receivables	1,570,506	1,866,624
Inventories	1,889,164	1,662,422
Restricted cash	610,376	345,010
Prepaid expenses	526,531	244,315
Total current assets	6,297,092	9,690,793

Fixed assets:
Vessels, net	116,230,333	98,458,447
Long-term assets:
Restricted cash	4,334,267	2,433,768
Total assets	126,861,692	110,583,008

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term bank loans, current portion	12,295,320	20,645,320
Related party loan, current	5,000,000	2,500,000
Trade accounts payable	3,899,967	2,854,377
Accrued expenses	1,725,321	1,300,420
Accrued preferred dividends	161,315	168,676
Deferred revenue	973,774	949,364
Derivative	-	203,553
Due to related company	795,562	24,072
Total current liabilities	24,851,259	28,645,782

Long-term liabilities:
Long -term bank loans, net of current portion	72,187,785	46,220,028
Derivative	-	362,195
Fair value of below market time charters acquired	1,714,370	-
Total long term liabilities	73,902,155	46,582,223
Total liabilities	98,753,414	75,228,005

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 8,000 and 8,363 issued and outstanding, respectively)	7,654,577	8,019,636
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 5,600,259 and 6,708,946 issued and outstanding)	168,008	201,268
Additional paid-in capital	253,967,708	257,467,980
Accumulated deficit	(233,682,015)	(230,333,881)
Total shareholders’ equity	20,453,701	27,335,367
Total liabilities, mezzanine equity and shareholders' equity	126,861,692	110,583,008

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2019	2020

Cash flows from operating activities:
Net (loss) / income	(1,682,671)	4,041,431
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	4,178,886	6,605,976
Amortization and write off of deferred charges	205,590	288,163
Share-based compensation	97,919	121,631
Gain on hull & machinery claim	-	(2,687,205)
Net gain on sale of vessels	-	(2,453,736)
Loss on write down of vessel held for sale	-	121,165
Amortization of fair value of below market time charters acquired	(857,945)	(1,714,370)
Change in the fair value of derivatives	(41,435)	565,748
Amortization of debt discount	95,214	-
Loss on debt extinguishment	328,291	491,571
Changes in operating assets and liabilities	916,580	(2,950,997)
Net cash provided by operating activities	3,240,429	2,429,377

Cash flows from investing activities:
Cash paid for acquisition of vessels and capitalized expenses	(55,720,226)	-
Cash paid for vessel improvements	-	(667,069)
Proceeds from sale of vessels	-	14,622,768
Insurance proceeds	-	2,343,608
Net cash (used in) / provided by investing activities	(55,720,226)	16,299,307

Cash flows from financing activities:
Redemption of Series B preferred shares	(11,686,000)	-
Proceeds from issuance of common stock, net of commissions paid	6,853,101	715,550
Preferred dividends paid	(1,031,827)	(320,877)
Loan arrangement fees paid	(566,500)	-
Offering expenses paid	(136,724)	(184,321)
Proceeds from long- term bank loans	60,167,680	-
Proceeds from related party loan	5,000,000	-
Repayment of long-term bank loans and vessel profit participation liability	(13,401,460)	(17,905,920)
Repayment of related party loan	-	(625,000)
Net cash provided by / (used in) financing activities	45,198,270	(18,320,568)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(7,281,527)	408,116
Cash, cash equivalents and restricted cash at beginning of year	13,211,588	5,930,061
Cash, cash equivalents and restricted cash at end of year	5,930,061	6,338,177

  Cash breakdown

Cash and cash equivalents	985,418	3,559,399
Restricted cash, current	610,376	345,010
Restricted cash, long term	4,334,267	2,433,768
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	5,930,061	6,338,177

Euroseas Ltd.

Reconciliation of Net (loss) / income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2020	Twelve Months Ended December 31, 2019	Twelve Months Ended December 31, 2020
Net (loss) / income	(765,126)	582,837	(1,682,671)	4,041,431
Interest and other financing costs, net (incl. interest income and loss on debt extinguishment)	1,148,090	1,295,827	3,657,421	4,599,710
Vessel depreciation	1,491,336	1,604,139	4,178,886	6,605,976
Net gain on sale of vessels	-	(1,148,720)	-	(2,453,736)
Loss on write down of vessel held for sale	-	-	-	121,165
Amortization of below market time charters acquired	(672,995)	(240,639)	(857,945)	(1,714,370)
Loss on interest rate swap derivatives	-	23,357	2,885	587,988
Adjusted EBITDA	1,201,305	2,116,801	5,298,576	11,788,164

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, loss on interest rate swap derivatives, net gain on sale of vessels, amortization of below market time charters acquired and loss on write down of vessel held for sale.  Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and we believe that this non- GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, amortization of below market time charters acquired, loss on interest rate swaps, net gain on sale of vessels, loss on write down of vessel held for sale and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net (loss) / income to Adjusted net (loss) / income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2020	Twelve Months Ended December 31, 2019	Twelve Months Ended December 31, 2020
Net (loss) / income	(765,126)	582,837	(1,682,671)	4,041,431
Unrealized (gain) / loss on derivatives	-	(17,102)	(41,435)	565,748
Net gain on sale of vessel	-	(1,148,720)	-	(2,453,736)
Loss on write down of vessel held for sale	-	-	-	121,165
Amortization of below market time charters acquired	(672,995)	(240,639)	(857,945)	(1,714,370)
Adjusted net (loss) / income	(1,438,121)	(823,624)	(2,582,051)	560,238
Preferred dividends	(161,315)	(168,676)	(1,271,782)	(693,297)
Preferred deemed dividend	-	-	(504,577)	-
Adjusted net loss attributable to common shareholders	(1,599,436)	(992,300)	(4,358,410)	(133,059)
Adjusted loss per share, basic and diluted	(0.32)	(0.16)	(1.52)	(0.02)
Weighted average number of shares, basic and diluted	5,036,122	6,149,300	2,861,928	5,753,917

Adjusted net (loss) / income and Adjusted loss per share Reconciliation:

Euroseas Ltd. considers Adjusted net (loss) / income to represent net (loss) / income before unrealized loss / (gain) on derivatives, net gain on sale of vessels, loss on write down of vessel held for sale and amortization of below market time charters acquired. Adjusted net (loss)/income and Adjusted loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized loss / (gain) on derivatives, net gain on sale of vessels, loss on write down of vessel held for sale and amortization of below market time charters acquired, which items may significantly affect results of operations between periods

Adjusted net (loss) / income and Adjusted loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by GAAP. The Company's definition of Adjusted net (loss) / income and Adjusted loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 14 vessels, including 9 Feeder containerships and 5 Intermediate Container carriers. Euroseas 14 containerships have a cargo capacity of 42,281 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com